UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated June 1, 2011
Commission file number 001-15254

ENBRIDGE INC.
(Exact name of Registrant as specified in its charter)

Canada (State or other jurisdiction of incorporation or organization)	None (I.R.S. Employer Identification No.)
3000, 425 — 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(Address of principal executive offices and postal code)
(403) 231-3900
(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐                      Form 40-F ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐                      No ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):
Yes ☐                      No ☑
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                      No ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):
N/A
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 33-77022) AND FORM F-10 (FILE NO. 333-152607 AND 333-170200) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
The following documents are being submitted herewith:
•	Press Release dated May 11, 2011.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)
Date: June 1, 2011	By:	/s/ "Alison T. Love"
Alison T. Love

2

NEWS RELEASE
Enbridge Shareholders approve 2-for-1 stock split
CEO underscores value of secure, reliable energy at annual shareholders’ meeting
CALGARY, Alberta, May 11, 2011 — Enbridge Inc. (TSX, NYSE:ENB) today held its Annual and Special Meeting of Shareholders in Calgary. At the meeting, shareholders voted in favour of resolutions to approve the proposed division of the Company’s common shares on a two-for-one basis, updates to the Company’s Stock Option Plans and the Shareholder Rights Plan and cast an advisory vote on the Company’s approach to executive compensation. Shareholders participating in person and by webcast also had the opportunity to hear from Company leadership on Enbridge’s track record and future direction and to pose questions of management and directors.
The proposal to divide the Company’s common shares on a two-for-one basis was approved by at least 99% of votes cast at the meeting. Final voting results on all resolutions are expected to be available at www.enbridge.com within three business days of the meeting.
Enbridge common shares will commence trading on the Toronto Stock Exchange on a split basis at the opening of business on Friday, May 20, 2011 which is the second trading day preceding the record date of May 25, 2011. As of the record date, each shareholder of record will receive one additional common share for each common share he or she holds.
Enbridge common shares will trade on the New York Stock Exchange, commencing at the opening of business on Friday, May 20, 2011, with rights entitling holders to an additional common share for each common share held upon the commencement of trading of the common shares on a split basis on the NYSE. The trading of the common shares on a split basis on the NYSE will commence on Wednesday, June 1, 2011, after the May 31, 2011, delivery of share certificates to registered holders of Enbridge common shares.
For beneficial shareholders who hold their shares in an account with their investment dealer or other intermediary, their account will be automatically updated to reflect the stock split. Similarly, shareholders enrolled in the dividend reinvestment plan will have those accounts automatically updated to reflect the stock split.
Registered shareholders should retain their current Enbridge share certificates which will remain valid, and continue to represent the number of Enbridge shares indicated on those certificates. Additional Enbridge stock certificates will be mailed on May 31, 2011. The combination of the old stock certificates and the new stock certificates will represent each shareholder’s total post-split shareholdings.
As announced on April 28, 2011, the Board of Directors declared another quarterly dividend of $0.49 per share, on a pre-divided basis, payable on June 1, 2011 to shareholders of record on May

13, 2011. That dividend record date precedes the record date of the share split. Future dividends will reflect the two-for-one share split.
Enbridge anticipates that the stock split will make Enbridge stock more accessible to retail shareholders and should enhance liquidity for investors. The Company currently has approximately 387 million shares outstanding, which subsequent to the stock split will double to approximately 774 million shares outstanding. At the close of business today, the price of an Enbridge common share was Cdn$61.44.
Motions to increase the number of common shares reserved for issuance under the Stock Option Plans and to amend, continue and approve the Shareholder Rights Plan were approved by shareholders by at least 97% of votes cast at the meeting and by proxy.
Shareholders also approved a non-binding resolution to accept the Board’s approach to executive compensation. This is the first year Enbridge has offered its shareholders a “say on pay”.
In his address, Patrick D. Daniel, Enbridge’s President and Chief Executive Officer, provided an overview of 2010 and the first quarter of 2011, and spoke to the Company’s outlook.
“Looking forward, Enbridge has a suite of growth prospects that extends across all of our operations,” said Mr. Daniel. “Over the past three years we have brought into service $12 billion of new pipelines and other energy infrastructure. Between now and 2014, we already have secured another $6 billion that will come on stream, and we have a further $30 billion in promising opportunities in various stages of investigation. As a result, we expect that our earnings will continue to grow, on average, 10 per cent per year through the middle of this decade.”
Mr. Daniel also spoke to the value of secure, reliable energy.
“Our society simply cannot enjoy the incredible benefits of abundant, reliable and inexpensive energy without energy development. Even green energy requires large-scale infrastructure,” said Mr. Daniel. “Enbridge moves a huge amount of energy to the people who need it and we strive to do that as safely as possible. It is our primary corporate social responsibility to deliver energy and enable society.”
Enbridge Inc., a Canadian company, is a North American leader in delivering energy and one of the 2011 Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a growing involvement in the natural gas transmission and midstream businesses, and is expanding its interests in renewable and green energy technologies including wind and solar energy, hybrid fuel cells and carbon dioxide sequestration. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 6,400 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit enbridge.com

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.
FOR FURTHER INFORMATION PLEASE CONTACT:

Jennifer Varey	Guy Jarvis
Media	Investment Community
(403) 508-6563 or Toll Free: (888) 992-0997	(403) 231-5719
Email: jennifer.varey@enbridge.com	Email: guy.jarvis@enbridge.com